Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST Supplement No. 10 dated October 2, 2009 to the Prospectus dated April 29, 2009

We are providing this Supplement No. 10 to you in order to supplement our prospectus dated April 29, 2009. This Supplement No. 10 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 9 dated August 21, 2009, which superseded and replaced all prior supplements to our prospectus dated April 29, 2009. This Supplement No. 10 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus. Capitalized terms used in this Supplement No. 10 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

Recent Developments

Fourth Quarter Distribution

Our board of trustees has approved a quarterly distribution to shareholders of $0.15 per common share for the fourth quarter of 2009. The distribution will be calculated on a daily basis and paid on January 15, 2010, to shareholders of record during the period from October 1, 2009 through and including December 31, 2009.

Maskew Retail Park Loan

As previously disclosed, on August 7, 2009, we entered into a £13,975,000 (approximately $22,660,000 at September 24, 2009 assuming an exchange rate of $1.615/£1.00) financing agreement with Abbey National Treasury Services plc secured by the Maskew Retail Park property. On September 24, 2009, we drew the full amount of the loan and, concurrently, entered into an interest rate swap agreement whereby our interest rate will be fixed at 5.68% during the five-year term of the loan. We incurred financing costs of approximately £150,000 ($243,300) associated with obtaining this loan. Interest payments only are due quarterly for the term of the loan with principal due at maturity.

The Company

The following disclosure shall be added as a new section entitled “CBRE Advisors LLC” which shall begin on page 53 of our prospectus immediately following the description of “CB Richard Ellis Realty Trust.”

CBRE Advisors LLC

Our Investment Advisor is responsible for managing our affairs on a day-to-day basis pursuant to an advisory agreement. We have no employees and therefore depend on our Investment Advisor (whose officers are fully dedicated to the operations of our Investment Advisor) to implement and execute our operating policies and strategies. Through our Investment Advisor, we have access to the resources and experience of CBRE Investors and CB Richard Ellis. We benefit from the investment expertise and experience of our Investment Advisor, whose senior officers have significant experience in the real estate industry, including extensive acquisition, disposition and financing experience. Our Investment Advisor conducts a disciplined, research-based investment process, utilizing market intelligence and research data from CB Richard Ellis and its affiliates. It also seeks to leverage the long-standing relationships that CB Richard Ellis and its affiliates have in many major global markets to source, evaluate, underwrite and close attractive real estate investments on our behalf. We believe that these relationships and the access that they afford place our Investment Advisor in a strong position to execute our business strategy and adapt to changing market conditions.

Our Investment Advisor was organized as a Delaware limited liability company in June 2004 and commenced operations in July 2004. Our Investment Advisor is a majority-owned subsidiary of our sponsor, CBRE Investors, which is an indirect wholly-owned subsidiary of CB Richard Ellis (NYSE: CBG), which is a publicly-traded company and files reports and other information with the SEC. As a real estate operating company, CB Richard Ellis’ business and financial condition (and therefore the business and financial condition of our Investment Advisor) can be affected by macro real estate market conditions and other factors affecting commercial real estate, including, without limitation, credit market stability, interest rate levels, global, national, regional and local economic conditions and supply and demand real estate and real estate investments.